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                                 SERVICES AGREEMENT

     The terms and conditions of this Services Agreement between Scudder Kemper Investments, Inc. (the "Adviser") and Allmerica Financial Life Insurance and Annuity Company and First Allmerica Financial Life Insurance Company (collectively, the "Companies") are effective as of ______________, 1998.

     WHEREAS, the Companies and Scudder Investor Services, Inc. ("Investor Services") have entered into a Participating Contract and Policy Agreement dated ____________, 199__, as may be amended from time to time (the "Participation Agreement"), pursuant to which the Companies, on behalf of certain of its separate accounts (the "Separate Accounts"), purchases shares ("Shares") of certain portfolios of Scudder Variable Life Investment Fund (the "Fund," the portfolios of which are referred to herein as "Portfolios") to serve as an investment vehicle under certain variable annuity and/or variable life insurance contracts ("Variable Contracts") offered by the Companies, which Portfolios may be one of several investment options available under the Variable Contracts; and

     WHEREAS, the Adviser recognizes that in the course of soliciting applications for its Variable Contracts and in servicing owners of the Variable Contracts, the Companies and its agents that are registered representatives of broker-dealers provide information about the Fund and its Portfolios from time to time, answer questions concerning the Fund and its Portfolios, including questions respecting Variable Contract owners' interests in one or more Portfolios, and provide services respecting investments in the Portfolios; and

     WHEREAS, the Adviser desires that the efforts of the Companies and its agents in providing written and oral information and services regarding the Fund to current and prospective Variable Contract owners shall continue; and

     WHEREAS, the following represents the collective intention and understanding of the service fee agreement between the Adviser and the Companies.

     NOW, THEREFORE, in consideration of their mutual promises, the COMPANIES and THE ADVISER agree as follows:

     1. SERVICES. The Companies and/or its affiliates agree to provide services ("Services") to current and prospective owners of Variable Contracts including, but limited to: teleservicing support in connection with the Portfolios; delivery of reports, notices, proxies and proxy statements and other informational materials; facilitation of the tabulation of Variable Contract owners' votes in the event of a Fund shareholder vote; maintenance of Variable Contract records reflecting Shares purchased and redeemed and Share balances; provision of support services including providing information about the Fund and its Portfolios and answering questions concerning the Fund and its Portfolios, including questions respecting Variable Contract owners' interests in one or more Portfolios; provision and administration of Variable Contract features for the benefit of Variable Contract owners in connection with the Portfolios including fund transfers, dollar cost averaging, asset allocation, portfolio rebalancing, earnings sweep, and

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pre-authorized deposits and withdrawals; and provision of other services as may be agreed upon from time to time.

     2. COMPENSATION. In consideration of the Services, the Adviser agrees to pay to the Companies a service fee at an annual rate equal to fifteen (15) basis points (0.15%) (five (5) basis points for the Money Market Portfolio) of the average daily value of the Shares held in Separate Accounts. Such payments will be made monthly in arrears, PROVIDED HOWEVER, that such payments shall only be payable for each calendar month during which time the total dollar value of Shares held by the Separate Accounts purchased pursuant to the Participation Agreement exceeds $15 million. For purposes of computing the payment to the Companies under this paragraph 2, the average daily value of Shares held in Separate Accounts over a monthly period shall be computed by totaling such Separate Accounts' aggregate investment (Share net asset value multiplied by total number of Shares held by such Separate Accounts) on each business day during the calendar month, and dividing by the total number of business days during such month. The payment to the Companies under this paragraph 2 shall be calculated by the Companies at the end of each calendar month and the Companies shall send a detailed statement of each such fee computation to the Advisor. Payment shall be due and will be paid to the Companies within 30 days thereafter.

     3. TERM. This Services Agreement shall remain in full force and effect for an initial term of one year, and shall automatically renew for successive one year periods. This Services Agreement may be terminated by either party hereto upon 60 days written notice to the other. This Services Agreement shall terminate automatically upon the redemption of all Shares held in Separate Accounts, upon termination of the Participation Agreement, or upon its assignment by either party hereto. Notwithstanding the termination of this Services Agreement, the Adviser will continue to pay the service fees in accordance with paragraph 2 so long as net assets of the Companies or a Separate Account remain in a Portfolio, provided such continued payment is permitted in accordance with applicable law and regulation.

     4. AMENDMENT. This Services Agreement may be amended only upon mutual agreement of the parties hereto in writing.

     5. EFFECT ON OTHER TERMS, OBLIGATIONS AND COVENANTS. Nothing herein shall amend, modify or supersede any contractual terms, obligations or covenants among or between any of the Companies, the Adviser or the Fund previously or currently in effect, including those contractual terms, obligations or covenants contained in the Participation Agreement.


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     IN WITNESS WHEREOF, the parties have caused their duly authorized officers to execute this Services Agreement.


SCUDDER KEMPER INVESTMENTS, INC.        ALLMERICA FINANCIAL LIFE INSURANCE AND
                                        ANNUITY COMPANY



-----------------------------------     -----------------------------------
By:                                     By:
Title:                                  Title:
Date:                                   Date:



FIRST ALLMERICA FINANCIAL LIFE
INSURANCE COMPANY



-----------------------------------
By:
Title:
Date:


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